TESTASY, INC. DBA ILLUMICELL AI
FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023

(UNAUDITED)

TESTASY, INC. DBA ILLUMICELL AI
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

CONTENTS



Certified Public Accountants and Advisors
A PCAOB Registered Firm
713-489-5635   bartoncpafirm.com   Cypress, Texas

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Testasy, Inc. dba Illumicell AI
Piedmont, South Carolina

We have reviewed the accompanying financial statements of Testasy, Inc. dba Illumicell AI a corporation, which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Testasy, Inc. dba Illumicell AI and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2 to the financial statements, the Company is a recently formed entity that has not commenced its planned principal operations and has not generated revenue since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 2. Our conclusion is not modified with respect to this matter.

Barton CPA PLLC

Cypress, Texas

November 25, 2025

TESTASY, INC. DBA ILLUMICELL AI
BALANCE SHEETS
(UNAUDITED)

	December 31, 2024	December 31, 2023
ASSETS		
Current assets		
Cash and cash equivalents	$ 460,791	$ 358,494
Total current assets	460,791	358,494
Non-current assets		
Other long term assets	$ -	$ -
Total non-current assets	-	-
Total assets	$ 460,791	$ 358,494
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 45,317	$ 4,780
Total current liabilities	45,317	4,780
Total liabilities	$ 45,317	$ 4,780
Shareholders' equity		
SAFE instruments - future equity obligations	1,665,000	550,000
Convertible promissory notes	20,000	20,000
Common stock, 10,000,000 authorized, $.00001 par value, 7,582,666 issued and outstanding as of December 31, 2024 and 2023, respectfully	76	76
Additional paid-in capital	-	-
Subscription receivable	(76)	(76)
Retained earnings	(1,269,526)	(216,286)
Total shareholders' equity	415,474	353,714
Total liabilities and shareholders' equity	$ 460,791	$ 358,494

See accompanying notes to unaudited financial statements.

TESTASY, INC. DBA ILLUMICELL AI
STATEMENTS OF OPERATIONS
(UNAUDITED)

	Year Ended December 31, 2024	Year Ended December 31, 2023
Revenues, net	$ -	$ -
Cost of revenues	-	-
Gross income	-	-
Operating cost and expenses		
General and administrative	989,744	214,648
Sales and marketing	59,987	1,638
Research and development	3,130	-
Other expenses	379	-
Total operating expenses	1,053,240	216,286
Net loss	$ (1,053,240)	$ (216,286)

See accompanying notes to unaudited financial statements.

TESTASY, INC. DBA ILLUMICELL AI
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(UNAUDITED)

| | Common stock | | Additional Paid-in | Subscription | SAFE Instruments – Future Equity | | | Total Shareholders' |
	Shares	Amount	Capital	Receivable	Obligations	Convertible Equity	Retained Earnings	Equity
Balance at December 31, 2022	-	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	7,582,666	76	-	(76)	-	-	-	-
SAFE proceeds received	-	-	-	-	550,000	-	-	550,000
Convertible equity	-	-	-	-	-	20,000	-	20,000
Net loss	-	-	-	-	-	-	(216,286)	(216,286)
Balance at December 31, 2023	7,582,666	$ 76	$ -	$ (76)	$ 550,000	$ 20,000	$ (216,286)	$ 353,714
SAFE proceeds received	-	-	-	-	1,115,000	-	-	1,115,000
Net loss	-	-	-	-	-	-	(1,053,240)	(1,053,240)
Balance at December 31, 2024	7,582,666	$ 76	$ -	$ (76)	$ 1,665,000	$ 20,000	$ (1,269,526)	$ 415,474

See accompanying notes to unaudited financial statements.

TESTASY, INC. DBA ILLUMICELL AI
STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Year Ended December 31, 2024	Year Ended December 31, 2023
Cash flows used in operating activities		
Net loss	$ (1,053,240)	$ (216,286)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation and amortization	-	-
Changes in operating assets and liabilities:		
Other assets	-	-
Accounts payable	40,537	4,780
Net cash used in operating activities	(1,012,703)	(211,506)
Cash flows from financing activities		
Convertible equity proceeds	-	20,000
SAFE instruments proceeds	1,115,000	550,000
Net cash from financing activities	1,115,000	570,000
Net increase in cash and cash equivalents	102,297	358,494
Cash and cash equivalents, beginning of period	358,494	-
Cash and cash equivalents, end of period	$ 460,791	$ 358,494

See accompanying notes to unaudited financial statements.

NOTE 1:   Nature of operations

Nature of the business

Testasy, Inc. dba illumicell AI, (the "Company") is an early-stage biotechnology and artificial intelligence company focused on developing cell-based diagnostics and related medical technologies. The Company was incorporated in the State of Delaware and is currently in the product-development and clinical-validation phase. The Company is pre-revenue and has not yet commenced its planned principal operations. During 2024, the Company expanded its research and development activities, and continued its efforts toward regulatory preparation, clinical data collection, and advancement of its diagnostic platform.

NOTE 2:   Going concern uncertainty

The Company was recently formed and has not yet commenced its planned principal operations. The Company has not generated revenues since inception and continues to incur operating expenses as it develops its business. As of December 31, 2024, the Company has limited cash resources available to fund ongoing operations. These factors raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Management plans to address these uncertainties by raising additional capital through a SAFE offering or similar financing arrangements during the next twelve months. However, the successful execution of these plans is not assured.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3:   Summary of significant accounting policies

Basis of presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year end is December 31.

Use of estimates

The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and the related disclosures as of the date of the financial statements, as well as the reported amounts of expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include management's assessment of going concern and the evaluation of the classification of the Company's SAFE instruments and convertible notes. Management bases its estimates on historical experience, known trends, and other factors it believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. As of December 31, 2024, the Company held only cash and did not have any cash equivalent investments.

NOTE 3:   Summary of significant accounting policies (continued)

Major Customers and Concentration of credit risks

The Company is a pre-revenue entity and did not generate revenues during the years ended December 31, 2024 and 2023; therefore, no customer concentration disclosures are applicable.

Financial instruments that potentially subject the Company to concentration of credit risk consist solely of cash balances held in operating accounts. The Company maintains its cash at a single accredited financial institution that management believes to be of high credit quality. Cash balances may, at times, exceed federally insured limits; however, the Company has not experienced any losses on such accounts and does not believe it is exposed to unusual credit risk beyond the normal risks associated with commercial banking relationships. As of December 31, 2024 and 2023, all cash was held at one accredited financial institution.

Accounts receivable and allowance for doubtful accounts

The Company did not have any accounts receivable as of December 31, 2024 or 2023 and, accordingly, no allowance for doubtful accounts was required or recorded during those periods.

Revenue recognition

The Company applies Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*, which outlines a five-step model for recognizing revenue:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

The Company is a pre-revenue biotechnology and artificial intelligence business developing cell-based diagnostic technologies. As of December 31, 2024 and 2023, the Company has not generated revenue and has not yet commenced its planned principal operations. Revenue will be recognized in accordance with ASC 606 once the Company begins to enter into customer contracts and satisfies performance obligations under those arrangements.

Income tax

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes*. ASC 740 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse

The Company has incurred operating losses since inception and has not recorded any deferred tax assets because any such assets would be fully offset by a valuation allowance. Management has concluded that, based on the weight of available evidence, it is more-likely-than-not that the Company will not realize the benefits of its deferred tax assets in future periods. Accordingly, a full valuation allowance has been recorded against all deferred tax assets.

NOTE 3:   Summary of significant accounting policies (continued)

Income tax (continued)

The Company evaluates its tax positions in accordance with ASC 740-10 regarding uncertain tax positions and has determined that it has no uncertain tax positions as of December 31, 2024 or 2023. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense; no such amounts were recorded during the periods presented.

The Company is subject to taxation in the U.S. federal jurisdiction and applicable state jurisdictions. Because the Company has not yet filed income tax returns for prior years or has incurred only minimal taxable activities, its tax years from inception remain open to examination by taxing authorities.

Advertising costs

Advertising costs are expensed as incurred and are included within sales and marketing expenses. The Company's advertising costs were not material for the years ended December 31, 2024 and 2023.

Commitments and contingencies

The Company is not currently involved in any legal proceedings and is not aware of any pending or threatened litigation as of December 31, 2024 or 2023. The Company does not have any material commitments, guarantees, or other contingencies that require disclosure under ASC 450. Management is not aware of any loss contingencies that would have a material adverse effect on the financial statements.

Adopted accounting pronouncements

The Company has evaluated all Accounting Standards Updates ("ASUs") issued by the Financial Accounting Standards Board ("FASB") that became effective during the years ended December 31, 2024 and 2023 and determined that none had a material impact on the Company's financial statements or related disclosures.

The Company also reviewed all ASUs issued but not yet effective as of December 31, 2024 and does not expect that the adoption of any such standards will have a material impact on its financial statements or disclosures when adopted. The Company monitors pending accounting standards and will adopt new standards when they become effective and if applicable to the Company.

NOTE 4:   Due to related parties

As of December 31, 2024 and 2023, the Company did not have any related-party accounts receivable or accounts payable balances.

During 2024 and 2023, the Company engaged in certain transactions with its Swiss affiliate, which is under common management and control with the U.S. entity. The Swiss affiliate was considered a related party during these periods. The formal transfer of ownership interests was completed in 2025, at which time the Swiss affiliate became a wholly owned subsidiary of the Company.

Accordingly, the Swiss affiliate was not consolidated in the Company's financial statements for the years ended December 31, 2024 or 2023, and transactions with the affiliate during these years have been presented as related-party transactions.

No amounts were due to or from officers or related parties as of December 31, 2024 or 2023.

NOTE 5:   Convertible equity agreement

On August 14, 2023, the Company entered into a Fixed Percentage Convertible Equity Agreement with Techstars Accelerator Investments 2021 LLC ("Techstars"), under which Techstars provided funding of $20,000 (the "Techstars Program Award"). In exchange, Techstars is entitled to receive six percent (6%) of the Company's fully diluted common equity upon the earliest to occur of (i) a Qualified Financing, (ii) a Liquidity Event, (iii) a Dissolution Event, or (iv) fifteen business days after delivery of a demand notice. The agreement does not bear interest, has no stated maturity date, and does not provide Techstars with any rights to require cash repayment.

The instrument is indexed to the Company's own equity and is settled solely through the issuance of a fixed percentage of common stock. Accordingly, management has concluded that the agreement meets the criteria for equity classification under ASC 480, Distinguishing Liabilities from Equity, and ASC 815-40, Derivatives and Hedging—Contracts in Entity's Own Equity. The $20,000 received under the agreement has been recorded in equity as "Convertible Equity."

The agreement also provides Techstars with certain token rights in the event the Company or a nominated entity conducts a future Network Launch. Under these provisions, Techstars may elect to receive six percent (6%) of the Company's allocated token reservation or elect a return of its purchase amount, subject to the terms described in the agreement.

As of December 31, 2024 and 2023, no Qualified Financing, Liquidity Event, Dissolution Event, Network Launch, or demand conversion had occurred, and no equity or tokens have been issued pursuant to the agreement.

NOTE 6:   SAFE agreements

During 2023 and 2024, the Company issued multiple Simple Agreements for Future Equity ("SAFEs") as part of its early-stage financing activities. These instruments follow the Y Combinator post-money SAFE structure and provide investors with the right to receive shares of the Company's preferred stock upon the occurrence of a qualified equity financing, liquidity event, or dissolution event. The SAFEs do not accrue interest, have no maturity date, and do not require repayment in cash. The Company determined that the SAFEs meet the criteria for equity classification under ASC 480 and ASC 815-40 because they are settled solely in the Company's own equity, contain no redemption or repayment obligations, and do not obligate the Company to transfer assets. SAFE proceeds totaled $1,665,000 and $550,000 as of December 31, 2024 and 2023, respectively, and are presented within shareholders' equity as "SAFE instruments – future equity obligations." No SAFEs converted during the periods presented.

Subsequent to year-end, on May 1, 2025, the Board of Directors approved amended SAFE financing terms authorizing the Company to issue additional SAFEs with a $15,000,000 post-money valuation cap and a 20 percent discount, with aggregate proceeds of up to $1,700,000. No SAFEs were issued under these amended terms during the subsequent events evaluation period, and therefore there was no effect on the 2024 financial statements.

NOTE 7:   2023 stock option plan

The Company adopted the Testasy Inc. 2023 Stock Plan on August 1, 2023, which was approved by the Company's stockholders on the same date. The plan authorizes the issuance of up to 1,980,000 shares of common stock through the grant of incentive stock options, nonqualified stock options, restricted stock units, or direct stock awards, all as determined by the Board of Directors. Awards granted under the plan are subject to vesting, exercise, forfeiture, repurchase, and other conditions as specified by the Board in each award agreement.

NOTE 7:   2023 stock option plan (continued)

No options or other equity awards were granted under the 2023 Stock Plan during 2024, and no stock-based compensation expense was recognized. Subsequent to year-end, on March 12, 2025, the Board of Directors granted a nonqualified stock option to a director for 100,000 shares of common stock at an exercise price of $0.01 per share, with vesting terms and conditions specified in the Board consent. This subsequent award did not impact the financial statements for the years ended December 31, 2024 or 2023.

NOTE 8:   Shareholders' equity

The Company is authorized to issue 10,000,000 shares of common stock, par value $0.0001 per share, pursuant to its Certificate of Incorporation. As of December 31, 2024 and 2023, a total of 7,582,666 shares of common stock were issued and outstanding. During 2023, founders purchased shares of common stock for nominal consideration, and a subscription receivable of $76 remained outstanding at December 31, 2024 and 2023.

The Company has also authorized 1,980,000 shares of common stock for issuance under its 2023 Stock Plan, adopted on August 1, 2023 and approved by stockholders on the same date. No stock options or restricted stock units were granted during 2024. Subsequent to year-end, on March 12, 2025, the Board granted a nonqualified stock option for 100,000 shares under the 2023 Stock Plan, which does not affect the equity balances presented for 2024 or 2023.

In addition, the Company had SAFE instruments and a Convertible Equity Agreement outstanding at year-end, each of which is classified within shareholders' equity because the instruments do not require cash settlement, bear no maturity, and are settled solely in the Company's equity. SAFE balances totaled $1,665,000 and $550,000 as of December 31, 2024 and 2023, respectively, and the Convertible Equity Agreement totaled $20,000 at both dates.

NOTE 9:   Subsequent events

The Company evaluated subsequent events occurring after December 31, 2024 through November 25, 2025, the date the financial statements were available to be issued.

On March 12, 2025, the Board of Directors approved a new independent 409A valuation establishing a fair market value of $0.01 per share for the Company's common stock as of June 30, 2024 and granted a stock option for 100,000 shares of common stock to a director under the Company's 2023 Stock Plan.

On May 1, 2025, the Board approved amended SAFE financing terms authorizing the Company to issue additional SAFEs with a post-money valuation cap of $15,000,000 and a 20 percent discount for aggregate proceeds of up to $1,700,000. No SAFEs were issued or funded under these amended terms during the subsequent events period.

No equity financings, conversions, issuances of capital stock, or other capital structure changes occurred after year-end. Other activity during the period consisted solely of ordinary course operating transactions.

Management concluded that no subsequent events require adjustment to the 2024 financial statements, and the items described above require only disclosure as non-recognized subsequent events.